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                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
14 APRIL 2006

                       CANWEST ENTERS TURKISH RADIO MARKET

                    Completes acquisition of market leaders -
                   Super FM, Metro FM, Joy FM and Joy Turk FM

WINNIPEG, CANADA: CanWest Global Communications Corp. today announced that its subsidiary, CGS NZ TV Shareholdings (Netherlands) B.V ("CanWest"), together with certain non-related entities, have completed the acquisition of Turkish radio stations Super FM, Metro FM, Joy FM and Joy Turk FM from The Turkish Savings and Deposit Insurance Fund ("TMSF") for aggregate cash consideration of US $61 million.

CanWest will initially have an equity interest of 20% in Super FM, the largest and most profitable station in the group. Its subsidiaries will have options to acquire up to a 100% interest in each station, subject to a relaxation in Turkish foreign ownership restrictions and receipt of all necessary regulatory approvals. Wholly-owned subsidiaries of CanWest have entered into agreements whereby they will provide certain operational, sales representation and advisory services to the four radio stations on a fee-for-service basis.

"We are delighted with completing the purchase of these radio stations at reasonable prices based on the excellent market growth prospects in Turkey," said Tom Strike, President of CanWest MediaWorks International. "Turkey continues to be one of the fastest growing economies in the world with a rapidly expanding advertising market. This investment furthers our strategy of strengthening CanWest's growth profile while taking advantage of the wealth of international market expertise and knowledge the Company has developed from its operations in Australia, New Zealand and Ireland. We will leverage the radio expertise from our New Zealand and Canadian operations in the development of the Turkish radio operations. With two national stations and two stations in Istanbul, we are well positioned to implement an integrated radio strategy in Turkey, which we believe will appeal to a wide variety of audience demographics and advertisers."

Super FM is a top-40, popular national music station, which also broadcasts local news coverage. The station reaches approximately 45% of Turkey's 70 million people, including listeners in the major cities of Istanbul, Ankara and Izmir. With an estimated 31.5 million people in its youthful 15 to 30 year old target demographic within its broadcasting range, Super FM currently has an average

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audience share of 12.9%, one of the highest shares in the industry, and has considerable potential for future growth.

Metro FM is Turkey's most popular national radio station broadcasting in the English-language music genre. Metro FM appeals to a young affluent urban audience and also to visiting tourists, audiences with high disposable income that are of great interest to advertisers. Metro FM's 4.9% audience share is greater than the combined audience shares of the next two most popular national English-language stations. The station reaches approximately 40% of Turkey's population - about 28 million people.

Joy FM broadcasts a combination of English-language pop, rhythm and blues, soft rock, jazz and Latin music, and appeals to young, upwardly mobile urban dwellers in Istanbul. Joy Turk FM broadcasts a mix of traditional Turkish music along with music that appeals to urban listeners in Istanbul, as well as to rural listeners in surrounding communities.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty television channels, web sites and radio stations and networks in Canada, New Zealand, Australia, the United Kingdom, Ireland and Turkey.

For more information, please contact:

Geoffrey Elliot                       Fatih Akol
Vice President, Corporate Affairs     Chairman & CEO
CanWest Global Communications Corp.   Pinnet ITC Solutions
Tel: (204) 953-7731                   Tel: +90 (212) 244-6855
gelliot@canwest.com                   fatih.akol@pinnet.com.tr